Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004



ASHLEY VROMAN-LEE
202.739.5914
avromanlee@morganlewis.com



April 16, 2009

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      RYDEX SERIES FUNDS (THE "TRUST") - N-14
         ---------------------------------------
         (FILE NO. 333-158016)
         ---------------------

Dear Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on April 3, 2009 relating to the Rydex Series Funds (the "Trust") N-14 filed on March 16, 2009 (the "N-14"), in connection with the business combination of the Trust's Hedged Equity Fund ("Acquired Fund") to the Trust's Multi-Hedge Strategies Fund ("Surviving Fund") (the "Reorganization"). The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the N-14.

PROSPECTUS
----------

1. COMMENT. The N-14 is a prospectus/information statement, not a proxy statement/prospectus, therefore consider disclosing in the N-14 why no shareholder vote is required.

         RESPONSE. We have added the following disclosure to the second paragraph of the N-14, explaining why no shareholder vote is necessary (new language in bold):

         "Shareholders of the Acquired Fund are not being asked to vote on the Plan or approve the Reorganization. NEITHER DELAWARE LAW NOR THE TRUST'S DECLARATION OF TRUST REQUIRES SHAREHOLDER APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION."

2. COMMENT. Please confirm in the response letter that the Board of Trustees of the Trust (the "Board") was advised of the legal considerations of the reorganization and that a Rule 17a-8 analysis was conducted and presented to the Board.

3. RESPONSE. At the February 26, 2009 Board of Trustees meeting of the Trust, the Board was advised as to the structure of the Reorganization and the legal considerations, including a Rule 17a-8 analysis, pertaining to their consideration of the proposed Reorganization.

4. COMMENT. Disclose that shareholders have the ability to redeem shares prior to the date of the reorganization, as well as the tax implications arising from redeeming out of the Acquired Fund.

         RESPONSE. We have added the following disclosure under the heading "The Reorganization" (new language in bold):

         "The Reorganization is intended to be tax-free for U.S. Federal income tax purposes. This means that it is intended that shareholders of the Acquired Fund will become shareholders of the Surviving Fund without realizing any gain or loss for federal income tax purposes. This also means that it is intended that the Reorganization will be tax-free for the Surviving Fund. SHAREHOLDERS CAN CONTINUE TO REDEEM AND EXCHANGE THEIR SHARES BEFORE THE EFFECTIVE TIME, WHICH MAY RESULT IN A TAXABLE EVENT. EFFECTIVE ON OR ABOUT MAY 22, 2009, THE ACQUIRED FUND WILL BE CLOSED TO NEW SHAREHOLDERS AND ADDITIONAL PURCHASES AND EXCHANGES INTO THE FUND BY EXISTING SHAREHOLDERS."

5. COMMENT. Consider adding capitalization/asset sizes of the Funds, a summation of fees each Fund pays, and if the fundamental and/or non-fundamental policies are identical or different.

         RESPONSE. We have added the following disclosure (new language in bold):

         "The reorganization will combine a smaller fund into a larger fund. AS OF APRIL 1, 2009, THE ACQUIRED FUND HAD APPROXIMATELY $24.6 MILLION IN ASSETS AND THE SURVIVING FUND HAD APPROXIMATELY $137.1 MILLION IN ASSETS. THE MANAGEMENT FEE FOR BOTH FUNDS IS 1.15% AND EACH FUND PAYS A DISTRIBUTION FEE OF 0.25%. THE FUNDAMENTAL AND NON-FUNDAMENTAL POLICIES ARE IDENTICAL FOR BOTH FUNDS."

6. COMMENT. Consider adding headings to the fee table after each Fund name, which would clarify for shareholders which Fund is the Acquired Fund and which Fund is the Surviving Fund. Under the heading "Information about the Reorganization," consider adding a heading to the section about receiving dividends.

         RESPONSE. We have added the headings as requested.



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


7. COMMENT. The SEC staff position is that dividends on securities sold short, are, for financial accounting purposes, an expense of the Fund. Revise disclosure in footnote number five regarding Short Dividend Expense to reflect that the dividend expense is an expense of the Fund.

         RESPONSE. We have revised the disclosure as follows (new text appears in bold):

         "Short Dividend Expense occurs because the Fund short-sells an equity security to gain the inverse exposure necessary to meet its investment objective. WHEN THE FUND SELLS SHORT AN EQUITY THAT PAYS A DIVIDEND, the Fund must pay out the dividend rate of the equity security to the LENDER AND records this as an expense OF THE FUND AND REFLECTS THE EXPENSE IN ITS FINANCIAL STATEMENTS. However, a dividend on a security sold short generally HAS THE EFFECT OF REDUCING the market value of the shorted security and thus increases the Fund's unrealized gain or reduces the Fund's unrealized loss on its short sale transaction. Short Dividend Expense is not a fee charged to the shareholder by the Advisor or other service provider. Rather it is more similar to the transaction costs or capital expenditures associated with the day-to-day management of any mutual fund. If these costs had been treated as transaction costs or capital items rather than as expenses, the expense ratio for the Hedged Equity Fund would have equaled 1.46% for H-Class Shares, 1.47% for A-Class Shares, and 2.21% for C-Class Shares. The expense ratio for the Multi-Hedge Strategies Fund would have equaled 1.45% for H-Class Shares, 1.46% for A-Class Shares, and 2.21% for C-Class Shares.

8. COMMENT. Consider adding a line item in the fee table, which shows which expenses of the Fund are contractually waived through an advisory agreement with the Advisor.

         RESPONSE. No expenses of the Fund are being waived. The fees presented in the fee table are the only fees each Fund pays, as the Fund incurs no additional expenses. Footnote four states that the Advisor has contractually agreed to pay all operating expenses of the Fund, excluding interest expense and taxes (expected to be de minimis), brokerage commissions and other expenses connected with the execution of portfolio transactions, short dividend expenses, and extraordinary expenses.

9. COMMENT. Under the "Example," confirm the numbers disclosed are accurate.

         RESPONSE. We have confirmed that the numbers provided in the example are accurate.

10. COMMENT. Under the heading, "Information about the Reorganization," the disclosure states that the Reorganization may be terminated at any time prior to the Effective Time. Confirm and disclose that the Reorganization may also be amended at any time prior to the Effective Time.

         RESPONSE. We have confirmed the Reorganization may be amended prior to the Effective Time and have added the following disclosure (new text appears in bold):



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


         "The Reorganization may be AMENDED OR terminated at any time prior to the Effective Time;"

11. COMMENT. Under the heading "Reasons for Reorganization," disclosed are a list of factors that the Board considered in deciding whether to approve the Reorganization, including that the management fee with respect to the Acquired Fund is identical to the management fee of the Surviving Fund. Consider disclosing whether the Board looked at other fees besides the management fee.

         RESPONSE. In addition to considering whether the management fee was the same for both Funds, the Board also considered the distribution fees that the Funds pay, which are identical. We have added the following disclosure (new text appears in bold):

         "...that the management fee AND DISTRIBUTION FEE with respect to the
         Acquired Fund is     identical to that of the Surviving Fund..."

12. COMMENT. Disclose whether any portfolio securities have been identified for sale.

         RESPONSE. We have confirmed that no portfolio securities have been identified for sale.

***
I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5914.

Sincerely,

/s/ Ashley Vroman-Lee

c: W. John McGuire, Esq.
   Joanna Haigney



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